Via EDGAR

Jennifer Gowetski, Senior Counsel
Office of Real Estate & Commodities
United States Securities and Exchange Commission
Washington, DC 20549

December 13, 2017

Re:	Korth Direct Mortgage LLC
Amendment No. 3 to Registration Statement on Form S-1 Filed November 20, 2017
File No. 333-219895

Dear Ms. Gowetski

We are hereby responding to your letter dated December 6, 2017. This response will follow the format of your letter.

General

1.
Please refer to the response to comment 1 in which you indicate that you will use actual tax and insurance expense and estimates of changes in the other standard expenses from the initial profit and loss statement in deriving the information you intend to provide investors in your future periodic reports. Please address the following:

Comment:  Please tell us why you believe using estimates for expenses other than taxes and insurance is sufficient given that these expenses approximate 50% of the annual expenses of the properties and that these expenses typically have more variability than taxes and insurance. In your response, please describe your procedures for estimating changes in the other standard expenses from the initial profit and loss statement and why you believe such estimates will be reliable over the life of the loan.

Response: We will have the borrower provide us with a signed profit and loss from each loan annually and will compare the expense amounts shown in these financial statements with the industry standard expense amounts shown in the annual desktop appraisal for each loan. As long as the expenses shown in the financial statements appear reasonable to us we will use those expenses to calculate a debt service coverage ratio estimate for each loan each year and enter these in our quarterly and annual filings.

•
Comment:  Please clarify if your reference to handling the tax and insurance bills means that the loan requires an escrow account for these expenses such that you are escrowing payments from the borrower and making those payments directly on behalf of the borrower.

Response: Yes, we do escrow for the tax and insurance bills. Amendments have been made to the registration statement on page 20 by adding an entry to the table under “Summary of Terms of the CM Loan.”

James W. Korth
Korth Direct Mortgage LLC
December 13, 2017

•	Comment: Please tell us if you are able to obtain actual revenue and expense information for the properties securing the loan, other than taxes and insurance.

Response: In accordance with our loan documents we require each borrower to provideus with actual revenue and expense information at least annually.

2.
Comment: We note your revisions in response to comment 3 on the prospectus cover page. Please revise to disclose the actual price that an investor will pay in the “price to public” column. Although we note that the price is based on a formula relating to the discount rate, please revise to clarify the price on day 1 and how an investor would calculate the price based on the discount rate at the time of purchase. Please also tell us how you will update the prospectus to inform investors of changes to the price.

Response: We have made conforming amendments to the registration statement. We have also filed additional correspondence with supplemental information provided to staff.

Risk Factors, page 6

Funds Received for all CM Loans are commingled in a Segregated Account, page 9

3.
Comment: We note your revisions on page 9. Please revise this risk factor to describe any significant risks to investors arising from your commingling of funds in a segregated account in the event of a bankruptcy or similar proceeding.

Response: Conforming amendments have been made to the registration statement in the “Risk Factors” section.

Summary of the Terms of the CM Loan, page 18

4.	Please refer to the responses to comments 7 and 13 and address the following:

•
Comment: Please revise to clarify why the credit score of the principal is relevant given that the principal is not individually responsible for the performance of the loan. In your revisions, please remove any language that states that the principal is responsible for the performance of the loan, unless the principal is providing more than just administrative services on behalf of the borrower in regards to the loan.

Response: We note your comment and conforming amendments have been made to the prospectus under the “Risk Factors” section as well as the definition within the “The KDM CM Loan Rating Program.”

•
Comment: Please revise throughout the document to clearly disclose that the credit score used to underwrite the loan is not that of the borrower. Additionally, please revise the table on page 36 that indicates that the credit score is that of the Borrower.

Response: We have added footnotes directing investors to read the risk factor identified above where the credit score appears in the registration statement. We have also corrected the table as you suggested.

James W. Korth
Korth Direct Mortgage LLC
December 13, 2017

Exhibits

Legal Opinion

5.
Comment: We note the third paragraph on page 2 states “when the issuance of the Debt Securities has been duly authorized by appropriate Board Action of the Company and the Debt Securities, in the form included in the Indenture filed as an exhibit to the Registration Statement, have been duly completed, executed, authenticated and delivered in accordance with the Indenture and sold and delivered as described in the Registration Statement and the prospectus contained therein, the Debt Securities will be legal, valid and binding obligations of the Company...” Please revise to remove the broad assumptions that Korth has taken the required steps to authorize entering into the obligation.

Response: A new legal opinion has been filed with this amendment.

Sincerely,
/s/ Holly MacDonald-Korth

Holly MacDonald-Korth
Chief Financial Officer
Korth Direct Mortgage